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                                                                    EXHIBIT 99.1
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NAME OF COMPANY :  CHARTERED SEMICONDUCTOR MANUFACTURING LTD

REGISTRATION NO :  198703584-K


At the Fourteenth Annual General Meeting of Chartered Semiconductor Manufacturing Ltd held on 15 May 2002, the following resolutions were duly passed:-


ROUTINE BUSINESS

ORDINARY RESOLUTIONS

1)       AUDITED ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2001

         RESOLVED THAT the Directors' Report and Audited Accounts of Chartered Semiconductor Manufacturing Ltd for the year ended 31 December 2001 and the Report of the Auditors thereon be and are hereby received and adopted.


2)       RE-ELECTION OF DIRECTORS

(a)(i)   MS HO CHING

         RESOLVED THAT Ms Ho Ching, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.


(a)(ii)  MR LIM MING SEONG

         RESOLVED THAT Mr Lim Ming Seong, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.


(a)(iii) DR TSUGIO MAKIMOTO

         RESOLVED THAT Dr Tsugio Makimoto, a Director who retires by rotation pursuant to Article 94 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.


(b)(i)   MR TAY SIEW CHOON

         RESOLVED THAT Mr Tay Siew Choon, a Director who retires pursuant to
         Article 99 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.


(b)(ii)  MR PETER SEAH LIM HUAT

         RESOLVED THAT Mr Peter Seah Lim Huat, a Director who retires pursuant to Article 99 of the Articles of Association of the Company, and being eligible for re-election, be and is hereby re-elected a Director of the Company.

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3)       RE-APPOINTMENT OF DIRECTORS

(a)      MR AUBREY C. TOBEY

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Aubrey C. Tobey be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.


(b)      DR JAMES H. VAN TASSEL

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Dr James H. Van Tassel be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.


(c)      MR CHARLES E. THOMPSON

         RESOLVED THAT pursuant to Section 153(6) of the Companies Act, Chapter 50, Mr Charles E. Thompson be and is hereby re-appointed a Director of the Company to hold such office from the date of this Annual General Meeting until the next Annual General Meeting of the Company.


4)       RE-APPOINTMENT OF KPMG AS AUDITORS

         RESOLVED THAT KPMG be and are hereby re-appointed Auditors of the Company, to hold office until the conclusion of the next Annual General Meeting thereof and that their remuneration be determined by the Board of Directors.


5)       DIRECTORS' FEES

         RESOLVED THAT the payment of Directors' Fees of a sum of up to US$433,252 for the year ended 31 December 2001 be and is hereby approved.


SPECIAL BUSINESS

SPECIAL RESOLUTIONS

6)(a)    Alterations to the Memorandum of Association of the Company

         RESOLVED THAT clause 3 of the Memorandum of Association of the Company be and is hereby altered in the manner as set out in the Proxy Statement accompanying the Notice of Annual General Meeting dated April 16, 2002.


6)(b)    Alterations to the Articles of Association of the Company

         RESOLVED THAT Articles 2, 87(B), 89, 90, 91, 92, 94 and 141, the heading "MANAGING DIRECTOR OR CHIEF EXECUTIVE OFFICER OR PRESIDENT" before Article 89 and the corresponding marginal notes to Articles 89, 90, 91 and 92 of the Articles of Association of the Company be and are hereby altered in the manner as set out in the Proxy Statement accompanying the Notice of Annual General Meeting dated April 16, 2002.

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ORDINARY RESOLUTIONS

7)(a) Authority to Allot and Issue Shares Pursuant to Section 161 of the Companies Act, Chapter 50

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to allot and issue shares in the capital of the Company to any person on such terms and conditions and with such rights or restrictions as they may think fit to impose and that such authority shall continue in force until the conclusion of the next annual general meeting ("AGM") of the Company or the expiration of the period within which the next AGM is required by law to be held, whichever is the earlier.


(b) Authority to Create and Issue Securities and to Allot and Issue Shares in Connection Therewith Pursuant to Section 161 of the Companies Act, Chapter 50

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, approval be and is hereby given to the Directors to:

         (i)   (aa) create and issue securities ("Securities") including, without limitation, warrants or options to subscribe for new shares of the Company ("New Shares") or to purchase from the Company other securities issued or to be issued by the Company, debt securities and securities which are convertible into, exchangeable for, or exercisable for, New Shares or other securities issued or to be issued by the Company to any person or persons and on such terms and conditions as the Directors may think fit to impose;

               (bb) create and issue any further Securities ("Further
                    Securities") as may be required or permitted to be issued in accordance with the terms and conditions of the Securities; and

               (cc) make, enter into and/or issue offers, agreements, options, undertakings, guarantees and/or indemnities (together referred to as "Agreements") which would or might require the issue of New Shares or other securities by the Company with any person or persons and on such terms and conditions as the Directors may think fit to impose;

         (ii)  allot and issue from time to time:-

               (aa) such number of New Shares as may be required or permitted to be allotted or issued on the conversion, exchange or exercise of the Securities, or any of them, to the holders of such Securities on the conversion, exchange or exercise thereof, subject to and otherwise in accordance with the terms and conditions of the Securities;

               (bb) on the same basis as paragraph (ii)(aa) above, such further
                    New Shares as may be required to be allotted and issued on the conversion, exchange or exercise of any of the Further Securities in accordance with the terms and conditions of the Further Securities; and

               (cc) such number of New Shares as may be required or permitted to be allotted or issued pursuant to and otherwise in
                    accordance with the terms and conditions of the Agreements; and
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         (iii) take such steps, make such amendments to the terms and conditions of the Securities, the Further Securities and the Agreements and any of them, and exercise such discretion as the Directors may from time to time deem fit, advisable or necessary in connection with all or any of the above matters.


(c) Authority to Offer and Grant Options and to Allot and Issue Additional Shares Pursuant to the Company's Share Option Plan 1999 (the "Option Plan")

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant options in accordance with the provisions of the Option Plan, as amended and restated, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of the options under the Option Plan, as amended and restated.


(d) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Company's Employee Share Purchase Plan 2001 (the "Company Purchase Plan")

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the Company Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the Company Purchase Plan.


(e) Authority to Offer and Grant Rights and to Allot and Issue Additional Shares Pursuant to the Share Purchase Plan 2001 for Employees of Silicon Manufacturing Partners Pte Ltd (the "SMP Purchase Plan")

         RESOLVED THAT pursuant to Section 161 of the Companies Act, Chapter 50, the Directors be and are hereby authorized to offer and grant rights to purchase shares in the capital of the Company in accordance with the provisions of the SMP Purchase Plan, and to allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of rights to purchase shares in the capital of the Company under the SMP Purchase Plan.



This is the Annexure marked "A" referred to in the Notice of Resolution signed by me on the 13th day of June 2002.


/s/ Nancy Tan See Sin
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Nancy Tan See Sin
Joint Company Secretary

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